Press Release
[Graphic omitted] Ahold
                                                                Royal Ahold
                                                                Public Relations



                                                         Date:  March 26, 2003
                                         For more information:  +31 75 659 57 20

Ahold to undertake further review at Argentine subsidiary

Zaandam, The Netherlands, March 26, 2003 -- In light of the ongoing investigations at Ahold, and in keeping with the company's intent to cooperate with all regulatory authorities, Ahold has decided to undertake a further review of certain transactions and related matters at its Argentine subsidiary Disco. The decision is also intended to ensure that Disco's books and records are in compliance with all applicable regulations.

Disco has requested from the Buenos Aires Stock Exchange (Bolsa) and the Argentine Securities Regulatory Authority (CNV) a further extension to May 12, 2003, of Disco's 2002 financial statement filing deadline.

As reported on February 27, 2003, the results of the initial investigation into transaction irregularities conducted by Ahold showed that there was no material adverse impact on Ahold's financial results. The company has no reason to believe at this time that this further review will alter this finding.


Ahold Corporate Communications: +31.75.659.5720




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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include the statement as to the impact on Ahold of the investigation at Disco. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the outcome of Disco's request for filing deadline extensions and its ability to meet such deadline, the results of the further review undertaken by Ahold and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com